UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 25, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Update

Controlled Subsidiary Investment – CEAI Grove, LLC

On March 2, 2016, we directly acquired ownership of a “majority-owned subsidiary”, CEAI Grove, LLC (the “Grove Controlled Subsidiary”), in which we had the right to receive a preferred economic return for a purchase price of $3,750,000, which was the initial stated value of our equity interest in the Grove Controlled Subsidiary (the “Grove Controlled Subsidiary Investment”). The Grove Controlled Subsidiary used the proceeds of the Grove Controlled Subsidiary Investment to acquire a stabilized, 464-unit garden-style multifamily property, Grove at Trinity Pointe, located at 555 Wood Arbor Parkway, Cordova, TN 38018 (the “Grove Property”). The Grove Controlled Subsidiary intended to increase the value of the Grove Property by raising rents. Details of this acquisition can be found here.

On May 25, 2021, the Grove Controlled Subsidiary redeemed the Grove Controlled Subsidiary Investment, plus accrued preferred return, in full. The Grove Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the Grove Controlled Subsidiary Investment via a sale of the Grove Property. All preferred return payments were paid in full during the investment term, and the Grove Controlled Subsidiary Investment yielded an annualized return on investment of approximately 12.9%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: June 1, 2021